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SEC FILE NUMBER
8-71174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __02/01/23__ AND ENDING __09/30/24__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Agentis Capital Markets US, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__108 Lakeland Avenue__
                                   (No. and Street)

__Dover__	__Delaware__	__19901__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Robert Van Belle__	__+1(604)-377-11-80__	robert.vanbelle@agentiscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Moss Adams LLP__
                      (Name – if individual, state last, first, and middle name)

__14555 Dallas Parkway, Suite 300__	__Dallas__	__TX__	__75254__
(Address)	(City)	(State)	(Zip Code)
__10/16/2003__		__659__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Van Belle, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Agentis Capital Markets US, LLC, as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

KIERAN MORRIS
Lawyer
680 – 375 Water Street
Vancouver, BC V6B 5C6
778-819-8553

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AGENTIS CAPITAL MARKETS US, LLC

**Report of Independent Registered Accounting Firm and
Financial Statements Pursuant to Rule 17a-5(d)**
September 30, 2024

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of
Agentis Capital Markets US, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Agentis Capital Markets US, LLC (the Company) as of September 30, 2024, the related statements of operations, changes in member's capital, and cash flows for the period from February 1, 2023 (inception) to September 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the period from February 1, 2023 (inception) to September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 27, 2024

We have served as the Company's auditor since 2023.

AGENTIS CAPITAL MARKETS US, LLC
Statement of Financial Condition
As of September 30, 2024

		2024
Assets		
Cash and cash equivalents	$	341,292
Prepaid expenses		8,079
Total assets	**$**	**349,371**
Liabilities		
Accounts payable and accrued expenses	$	29,075
Due to Related Party		32,251
Total liabilities	**$**	**61,326**
Member's equity	**$**	**288,045**
Total liabilities and member's equity	**$**	**349,371**

The accompanying notes are an integral part of these financial statements.

AGENTIS CAPITAL MARKETS US, LLC
Statement of Operations
For the period from February 1, 2023 to September 30, 2024

		2024
Interest income	$	**5,948**
Expenses		
Professional fees		111,452
Consulting fees		22,647
Administration fee		18,733
Computer and software subscriptions		8,932
Rent expense		8,759
License and legal fees		1,209
Exchange loss		568
Insurance		506
Interest and bank charges		97
Total expenses		**172,903**
Net loss	$	**(166,955)**

The accompanying notes are an integral part of these financial statements.

AGENTIS CAPITAL MARKETS US, LLC
Statement of Changes in Member's Equity
For the period from February 1, 2023 to September 30, 2024

	Total member's equity (deficit)
Member's equity, February 01, 2023	$ -
Member contribution	455,000
Current year undistributed net income (loss)	(166,955)
Member's equity, September 30, 2024	$ 288,045

The accompanying notes are an integral part of these financial statements.

AGENTIS CAPITAL MARKETS US, LLC
Statement of Cash Flows
For the period from February 1, 2023 to September 30, 2024

		2024
Cash Flows from Operating Activities		
Net Income (Loss)	$	(166,955)
		(166,955)
Changes in operating assets and liabilities:		
Prepaid		(8,079)
Accounts payable		9,075
Accrual		20,000
Related party payables and accrual		32,251
Net cash used by operating activities		**(113,708)**
Cash Flows from Financing Activity		
Contributions from member		455,000
Net cash provided by financing activity		**455,000**
Net Increase in cash, cash equivalents, and restricted cash		**341,292**
Beginning cash and cash equivalents, restricted cash and cash equivalents		**-**
Ending cash and cash equivalents, restricted cash and cash equivalents	$	**341,292**

The accompanying notes are an integral part of these financial statements.

1.   **Nature of Business**

Agentis Capital Markets US, LLC (the "Company") was formed as a Delaware limited liability company on February 1, 2023.

The Company was approved by FINRA as a broker-dealer in New York on June 11, 2024.

The Company intends to provide financial advisory services to companies and investors related to mergers and acquisitions, and private placements of securities to institutional investors. The Company will not handle customer funds or securities in any capacity. The Company has membership with the Securities Investor Protection Corporation (SIPC).

2.   **Significant Accounting Policies**

Basis of preparation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Revenue is recognized when earned, while expenses and income are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines investments in money market funds and other highly liquid investments with original maturities of three months or less, when acquired, as cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may exceed the insured limits of the Canada Deposit Insurance Corporation.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return.

Advertising and Promotional Costs

The Company expenses advertising costs as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in major financial institutions. At September 30, 2024, the Company's balances exceeded the Canada Deposit Insurance Corporation insurable limit of 100,000 CAD. To date, the Company has not experienced any losses on its cash and cash equivalents.

Foreign currency translation

The financial statements have been presented in US dollars, which is also the Company's functional currency. Monetary assets and liabilities in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the statement of financial condition date. Expense items have been translated into US dollars at the rate of exchange prevailing on the date of the transaction. Exchange gains and losses arising from foreign currency transactions and from translation of foreign currency balances at the statement of financial condition date are recognized in statements of operations in the period in which they occur.

Related party transactions

Monetary and non-monetary related party transactions that have commercial substance are measured at the exchange amount when they are in the normal course of operations, except when the transaction is an exchange of a product or property held-for-sale in the normal course of operations. Where the transaction is not in the normal course of operations, it is measured at the exchange amount when there is a substantive change in the ownership of the item transferred and there is independent evidence of the exchange amount.

All other related party transactions are measured at the carrying amount.

Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, accounts payable, and accrued expenses, approximates carrying value as of September 30, 2024.

Fair value measurement, in its entirety, is accounted for in accordance with the accounting policy at one of three levels. These levels are:
- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability.

As of September 30, 2024 the Company does not hold any financial instruments measured at fair value.

3. Cash and cash equivalents

Cash includes savings accounts with financial institutions consist of the following:

	September 30, 2024
Bank account USD	330,149
Bank account CAD	11,143
Total	**$ 341,292**

All listed amounts are in US Dollars.

4. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	September 30, 2024
Accounts payable	9,075
Accrued expenses	20,000
Related party	32,251
Total	**$ 61,326**

5. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At September 30, 2024, the Company has net capital of $279,966, which was $272,300 in excess of its required net capital of $7,666. The Company's ratio of aggregate indebtedness to net capital is 4.57 to 1 as of September 30, 2024.

6. Exemption from Rule 15c3-3

The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC Staff Guidance, and accordingly limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Therefore, the Company has no obligation under Rule 5c3-3 for these business activities.

7. Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters

that would require accrual or disclosure in the financial statements or their notes as of September 30, 2024. The Company does not have any guarantees or other commitments as of September 30, 2024.

8.   Related Party Transactions

The Company is allocated expenses, including consulting fees and other amounts on the statements of operations, in accordance with a written expense sharing agreement with Agentis Capital Advisors – Parent company, based on a percentage of the time, space, and equipment used by Parent in conducting activities of the Company. The Company and Parent review the agreement annually to ensure such expense sharing percentages and estimates remain reasonable.

The Company incurred expenses from the Parent Company of $31,522 for 2024, which included office rent, internet, insurance expenses, and consulting fees on the accompanying statement of operations. The Company had a payable due to Parent Company of $6,769 as of September 30, 2024.

9.   Subsequent Events

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2024.

SUPPLEMENTARY INFORMATION

AGENTIS CAPITAL MARKETS US, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2024

Computation of net capital

Member's equity at September 30, 2024		$	288,045
Non-allowable assets			(8,079)
Net capital before haircut on securities position			279,966
Haircut on securities			-
Net capital		**$**	**279,966**
Aggregate indebtedness		$	61,326

Computation of net capital requirement

Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	7,666
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		**$**	**7,666**
Excess net capital (net capital, less net capital requirement)		$	272,300
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	273,833
Ratio of aggregate indebtedness to net capital			4.57 to 1

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of September 30, 2024)

Net capital, as reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$	279,966
Net capital per above	$	279,966



Report of Independent Registered Public Accounting Firm

To the Member of
Agentis Capital Markets US, LLC

We have reviewed management's statements, included in the accompanying Agentis Capital Markets US, LLC's Exemption Report (the exemption report), in which:

1) Agentis Capital Markets US, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Agentis Capital Markets US, LLC states Agentis Capital Markets US, LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- Agentis Capital Markets US, LLC limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Agentis Capital Markets US, LLC; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and

- Agentis Capital Markets US, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Agentis Capital Markets US, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Agentis Capital Markets US, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Agentis Capital Markets US, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
November 27, 2024

AGENTIS CAPITAL MARKETS US, LLC Exemption Report

Agentis Capital Markets US, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Agentis Capital Markets US, LLC

I, Robert Van Belle, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

      CEO

11-22-2024